UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

GANNETT MEDIA CORP.
(Name Of Subject Company (Issuer) And Filing Person (Offeror))

4.750% Convertible Senior Notes Due 2024
(Title of Class of Securities)

36473H AB0
(CUSIP Number of Class of Securities)

Cameron MacDougall
Secretary
Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107
Telephone: (703) 854-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Andrew J. Pitts
Damien R. Zoubek
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$203,268,090.28	$26,384.20

*	The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 4.50% Convertible Senior Notes Due 2024 (the “Notes”), as described herein, is calculated as the sum of (a) $201,250,000, representing 100% of the principal amount of the Notes outstanding as of November 27, 2019, plus (b) $2,018,090.28, representing accrued but unpaid interest on the Notes up to, but excluding, December 31, 2019, the repurchase date.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $129.80 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$26,384.20	Filing Party:	Gannett Media Corp.
Form or Registration No.:	005-88918	Date Filed:	November 29, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as it may be further amended or supplemented from time to time, the “Schedule TO”), initially filed by Gannett Media Corp., a Delaware corporation (the “Issuer”), on November 29, 2019.

As required by the Indenture, dated as of April 9, 2018, between the Issuer and U.S. Bank National Association, as trustee (the “Trustee”), as amended and supplemented by the First Supplemental Indenture, dated as of November 19, 2019 (such Indenture, as so amended and supplemented, the “Indenture”), among the Issuer, Gannett Co., Inc. (formerly known as New Media Investment Group Inc.), a Delaware corporation (“Parent”), and the Trustee, relating to the Issuer’s 4.750% Convertible Senior Notes due 2024 (the “Notes”), the Schedule TO was filed by the Issuer with respect to the right of each holder (each, a “Holder”) of the Notes to require the Issuer to repurchase, at the Holder’s option, all of such Holder’s Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, plus accrued and unpaid interest thereon to, but excluding December 31, 2019, pursuant to the terms and conditions of the Fundamental Change Company Notice and Offer to Repurchase for Cash (as it may be amended and supplemented from time to time, the “Notice”) dated November 29, 2019, attached as Exhibit (a)(1) to the Schedule TO, the Indenture and the Notes.

The information in the Notice, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Schedule TO is intended to satisfy the requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Notice. All of the information set forth in the Notice is incorporated herein in response to Items 1 through 11 of Schedule TO, except for those Items as to which information is specifically provided herein.

Item 4. Terms of the Transaction

Item 4, to the extent it incorporates by reference information contained in the Notice is hereby amended as follows:

Section 3.2 (“Procedures to Be Followed by Holders Electing to Surrender Notes for Repurchase—Agreement to be Bound by the Terms of the Fundamental Change Repurchase Right”) of the Offer to Purchase is hereby amended and supplemented by replacing the last clause of the section with the following:

“all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any surrender of Notes for repurchase pursuant to the procedures described in this Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Issuer, which determination shall be final and binding on all parties.  However, a holder may challenge any such determination in a court of competent jurisdiction.”

Section 5 (“Payment for Surrendered Notes; Source and Amount of Funds.”) of the Offer to Purchase is hereby amended and supplemented by replacing the second paragraph of the section with the following:

“The total amount of funds required by us to repurchase all of the Notes pursuant to the Fundamental Change Repurchase Right (assuming all of the Notes are validly surrendered for repurchase and accepted for payment) is $203,268,090.28. We intend to use proceeds from the Credit Facility (as defined and described below) to pay for any Notes validly surrendered pursuant to the Fundamental Change Repurchase Right and accepted for payment. Pursuant to the terms of the Credit Agreement, the borrower is required to repay on January 14, 2020 a principal amount under the Credit Facility equal to the principal amount of Notes that remain outstanding. Parent has informed us that, although it does not have any current plans or arrangements to repay the Credit Facility, it will regularly consider whether to repay the Credit Facility based on Parent’s financial results, financial condition and liquidity.”

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)*	Fundamental Change Company Notice and Offer to Repurchase for Cash, dated November 29, 2019.
(a)(5)*	Press Release, dated November 29, 2019.
(b)	Not applicable.
(d)(1)**
Indenture, dated as of April 9, 2018, between Gannett Media Corp. and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on April 9, 2018).

(d)(2)**
First Supplemental Indenture, dated as of November 19, 2019, between Gannett Media Corp., Gannett Co., Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on November 20, 2019).

(g)	Not applicable.
(h)	Not applicable.

*	Previously filed as exhibits to the initial Schedule TO filed on November 29, 2019.

**	Incorporated by reference as indicated.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

GANNETT MEDIA CORP.

Dated: December 11, 2019	By:	/s/ Michael Reed
	Name:	Michael Reed
	Title:	Chief Executive Officer